Exhibit 99.1

TRILLION ENERGY INTERNATIONAL SIGNS DRILLING RIG SERVICES CONTRACT

Definitive Contract Secures Rig for SASB Drilling Program Slated for Q3 2022

May 18, 2022 - Vancouver, BC - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that its 100% subsidiary, Park Place Energy Turkey Limited has signed a definitive offshore drilling services contract with Romanian based GSP Offshore SRL (“GSP”) to secure a jack-up rig for its 2022 - 2023 drilling program on its SASB natural gas field located offshore Turkey.

The contract provides a daily rig services rate of USD$95,000/day and minimum 100 days of drilling time, however, Trillion anticipates the total project time as 8-9 months. Trillian has made an advance payment of USD$1.0 Million and mobilization cost of USD $0.8 million.

Mobilization of the Uranus jack-up rig expected late July 2022 from Romania arriving August 2022 onsite, following the completion of its current operations in Romania.

Trillion intends to drill 5 wells from existing wellhead production platforms using the Uranus rig, which allows the Company to put the wells onto production as soon as they are completed. The first well may be spud August 2022 and each of the subsequent 4 new wells is expected to take approximately 40, plus completion time. In addition to drilling operations, the same rig will be utilized for re-entry and re-completion of two existing wells, which still have behind pipe reserves proved using PNN logs.

Arthur Halleran, CEO of the Company stated:

“The Company is excited to have secured one of the best and most suitable drill rigs located in the Black Sea area. The SASB drilling program will provide instant online natural gas reserves production during a time of historically high natural gas prices.”

About the Company

Trillion Energy is an oil and gas producing company with multiple assets throughout Turkey and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements and other information about this news release and the Company reserves

This release contains forward-looking statements, which are based on current expectations, estimates, and projections about the Company’s business and prospects, as well as management’s beliefs, and certain assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “should,” “will” and variations of these words are intended to identify forward-looking statements. Such statements speak only as of the date hereof and are subject to change. The Company undertakes no obligation to publicly revise or update any forward-looking statements for any reason. These statements include, but are not limited to, statements about the Company’s prospectus listing on the Canadian Securities Exchange, the potential impact on the market for its securities, expansion and business strategies, anticipated growth opportunities, and the amount of fundraising necessary to achieve the foregoing. Such statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s Securities and Exchange Commission filings, including the most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q, 8-K. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and or Prospective Resource report effective October 31, 2021. A copy of the Netherland Sewell & Associates, Inc report on Vranino 1-11 is available upon request.